[redacted]

[redacted]

08042821

Act: 1934
Section: 12(g)
Rule:
Public Availability: 3/20/2008

March 20, 2008

Response of the Office of International Corporate Finance
<u>Division of Corporation Finance</u>

Re: Reuters Group PLC
Thomson Reuters PLC
Incoming letter dated March 19, 2008

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

The T-R PLC Shares, including those represented by T-R PLC ADSs, issued to Reuters Securityholders in the Transaction shall be deemed registered under the Exchange Act by operation of Rule 12g-3(c). We understand T-R PLC will indicate the T-R PLC Shares are registered under Section 12(b) of the Exchange Act by a Report of Foreign Issuer on Form 6-K furnished to the Commission in connection with the Transaction.

After completion of the Transaction, employees of T-R PLC and its subsidiaries may be treated as employees of T-R Corp and employees of T-R Corp and its subsidiaries may be treated as employees of T-R PLC, for the purpose of any registration statement on Form S-8 that may be filed jointly by T-R Corp and T-R PLC to register the issuance of T-R Corp Shares or T-R PLC Shares to them pursuant to the Thomson- Reuters Plans.

After completion of the Transaction, T-R PLC may include the prior activities and status of Reuters in determining whether T-R PLC meets the eligibility requirements for the use of Forms F-3, F-4 and S-8.

After completion of the Transaction, T-R PLC may include the prior reporting history of Reuters in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act.

After completion of the Transaction, T-R PLC may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions.

Sincerely,

Mary A. Cascio
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

March 20, 2008

Danielle D. Do
Weil Gotshall & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119

RE: Reuters Group PLC
Thomson Reuters PLC

Dear Ms. Do:

In regard to your letter of March 19, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek, Chief
Office of International Corporate Finance

WEIL, GOTSHAL & MANGES LLP
767 FIFTH AVENUE • NEW YORK, NY 10153-0119
(212) 310-8000
FAX: (212) 310-8007

AUSTIN
BOSTON
BUDAPEST
DALLAS
FRANKFURT
HONG KONG
HOUSTON
LONDON
MIAMI
MUNICH
PARIS
PRAGUE
PROVIDENCE
SHANGHAI
SILICON VALLEY
WARSAW
WASHINGTON, D.C.

March 19, 2008

Securities Act of 1933
Section 4(3)
Rules 144(c)(1) and 174(b)

Securities Exchange Act of 1934
Sections 12(b) and 12(g)
Rule 12g-3

Thomas J. Kim, Esq.
Chief Counsel

Paul M. Dudek, Esq.
Chief, Office of International Corporate Finance

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Reuters Group PLC and Thomson Reuters PLC

Dear Messrs. Kim and Dudek:

We are writing on behalf of Reuters Group PLC ("**Reuters**") and its proposed new holding company, Thomson Reuters PLC ("**T-R PLC**"). Reuters is, and upon completion of the transaction described below (the "**Transaction**") T-R PLC will be, a public limited company organized under the laws of England and Wales with listings on the London Stock Exchange ("**LSE**") and the Nasdaq Global Select Market ("**Nasdaq**").

On May 15, 2007, the boards of directors of Reuters and The Thomson Corporation ("**Thomson**"), a Canadian corporation with listings on the Toronto Stock Exchange (the "**TSX**") and the New York Stock Exchange (the "**NYSE**"), announced that they had reached an agreement for Thomson to acquire Reuters by implementing a dual listed company ("**DLC**") structure, with the unified group of companies to be known as "**Thomson Reuters**". Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed: Thomson, which will be renamed Thomson Reuters Corporation ("**T-R Corp**"), and T-R PLC. As part of the Transaction, existing holders (collectively, "**Reuters Securityholders**") of Reuters ordinary shares ("**Reuters Shares**"), including Reuters Shares represented by American Depositary Shares ("**Reuters ADSs**"), will receive a combination of cash and either ordinary shares of T-R PLC ("**T-R PLC Shares**") or T-R PLC Shares represented by American Depositary Shares ("**T-R PLC ADSs**") in exchange for their Reuters Shares or Reuters ADSs.

Under the DLC structure, T-R Corp and T-R PLC will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. The boards of directors of T-R PLC and T-R Corp (sometimes referred to herein as the "**Thomson Reuters Board**") will be comprised of the same individuals, as will the companies' executive management. The two companies will pursue business objectives established by the companies' boards and management, who will evaluate these strategies and other operational decisions from the perspective of Thomson Reuters as a whole. Shareholders of T-R Corp and T-R PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. Under the DLC structure, shareholders of T-R Corp and T-R PLC will always vote together as a single decision-making body, except on certain specified matters described below.

The Transaction will establish the first DLC structure in which one pillar of the structure is a UK public company and the other pillar is a Canadian public company. The purpose of the DLC structure is to allow Reuters shareholders who are required, or wish, to hold shares of a UK publicly listed company included in the FTSE UK series of indices to continue to do so, and, as a result, to continue to participate as shareholders in the information services industry through T-R PLC. A more common acquisition structure in which all Reuters shareholders would receive Thomson common shares would not have afforded Reuters shareholders this opportunity because Thomson common shares are ineligible for inclusion in the FTSE UK series of indices.

We request on behalf of Reuters and T-R PLC that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**") confirm that, on the basis of the facts and representations below:

1. The T-R PLC Shares (including those represented by T-R PLC ADSs) issued to Reuters Securityholders in the Transaction shall be deemed registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), in accordance with Rule 12g-3 promulgated thereunder, and T-R PLC may satisfy the requirements of Rule 12g-3 by indicating on a Report of Foreign Issuer on Form 6-K furnished to the Commission in connection with the Transaction that the T-R PLC Shares are registered under Section 12(b) of the Exchange Act.

2. After completion of the Transaction, employees of T-R PLC and its subsidiaries may be treated as employees of T-R Corp and employees of T-R Corp and its subsidiaries may be treated as employees of T-R PLC for the purpose of any registration statement on Form S-8 that may be filed jointly by T-R Corp and T-R PLC to register the issuance of T-R Corp common shares ("**T-R Corp Shares**") or T-R PLC Shares to them pursuant to the Thomson Reuters equity-based plans that will be adopted by T-R PLC and T-R Corp in connection with or after the completion of the Transaction (the "**Thomson Reuters Plans**").

3. After completion of the Transaction, T-R PLC may include the prior activities and status of Reuters in determining whether T-R PLC meets the eligibility requirements for the use of Forms F-3, F-4 and S-8.

4. After completion of the Transaction, T-R PLC may include the prior reporting history of Reuters in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act of 1933, as amended (the "**Securities Act**").

5. After completion of the Transaction, T-R PLC may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the exemption provided by Rule 174(b) under the Securities Act from the prospectus delivery requirements of Section 4(3) of the Securities Act.

In a separate letter to the Staff, we are seeking confirmation on behalf of Reuters and T-R PLC that the Staff will not recommend that the Commission take any enforcement action if a share dealing facility is conducted in connection with the Transaction without compliance with Sections 13(e) or 15 of the Exchange Act, or Rules 13e-4, 14e-1(b) and (c) and 14e-5 under the Exchange Act.

I. The Parties to the Transaction[1]

Each of the parties to the transaction is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act.

A. Reuters

Reuters is a leading electronic publisher of news and financial data, with 2006 revenue of £2,566 million. As at December 31, 2007, Reuters had approximately 17,900 staff, and operated in 143 countries.

Reuters Shares are registered pursuant to Section 12(b) of the Exchange Act, and Reuters has filed an Annual Report on Form 20-F with the Commission each financial year beginning with the year ended December 31, 1984. Reuters Shares are listed and traded on the LSE under the code "RTR", and Reuters ADSs are listed and traded on Nasdaq under the symbol "RTRSY".

As of February 22, 2008, there were 1,211,185,374 outstanding Reuters Shares (excluding ordinary shares held in employee share ownership trusts and in treasury), and Reuters had a market capitalization of approximately £7.5 billion. The principal trading market for Reuters Shares is the LSE. Reuters ADSs are traded on Nasdaq. Approximately 99.5% of the average daily trading volume of Reuters Shares (including those represented by Reuters ADSs) worldwide for the 12-month period ended February 22, 2008 took place on the LSE. The average daily trading volume of Reuters Shares during the four weeks ended February 22, 2008 was approximately 10.34 million Reuters Shares on the LSE and 60,830 Reuters ADSs (representing 364,980 Reuters Shares) on Nasdaq.

Reuters estimates that, as of February 22, 2008, approximately 21% of the outstanding Reuters Shares (including those represented by Reuters ADSs) were beneficially held by residents of the United States. As of February 22, 2008, there were approximately 23,572 registered holders of Reuters Shares and approximately 2,382 registered holders of Reuters ADSs.

Reuters also has outstanding one Founders share of £1 (the "**Reuters Founders Share**"). The Reuters Founders Share is held by Reuters Founders Share Company Limited, a private company registered in England and Wales ("**Reuters**

[1] Factual information included in this letter about Reuters, on the one hand, and about Thomson, on the other hand, has been provided by Reuters and Thomson, respectively. Factual information included in this letter about T-R PLC and Thomson Reuters has been provided by Reuters and Thomson.

Founders Share Company"), which was established in 1984 at the time of Reuters' public flotation on the LSE and Nasdaq. Under the constitution of Reuters Founders Share Company, the directors of Reuters Founders Share Company must act so as to secure that, in the opinion of Reuters Founders Share Company, the Reuters Trust Principles are complied with. The Reuters Trust Principles include, among others, independence, integrity and freedom from bias in the gathering and dissemination of news and information. The Reuters Founders Share empowers Reuters Founders Share Company to cast such number of votes as will pass any resolution supported by, and defeat any resolution opposed by, Reuters Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. Under the Articles of Association of Reuters (the "**Reuters Articles**"), the special rights attaching to the Reuters Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company. The Reuters Articles also include provisions requiring Reuters' board of directors to force divestiture of any shareholding to below 15% by serving a notice requiring disposal of sufficient shares to take the interest below 15% and disenfranchising such shareholder pending such disposal.

B. Thomson

Thomson is one of the world's leading information services providers and serves customers principally in the following sectors: law, financial services, tax, accounting, scientific research and healthcare. Thomson operates in five segments: (i) Thomson Legal – a leading provider of workflow solutions to legal, intellectual property, compliance, business and government professionals throughout the world; (ii) Thomson Financial – a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, wealth management and fixed income sectors of the global financial community; (iii) Thomson Tax & Accounting – a leading provider of integrated information and workflow solutions for tax and accounting professionals in North America; (iv) Thomson Scientific – a leading provider of information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces; and (v) Thomson Healthcare – a leading provider of information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

As of February 22, 2008, Thomson had outstanding 638,936,452 common shares (collectively referred to, without regard to the exchange on which such shares are traded, as "**Thomson Shares**"). Thomson Shares are registered pursuant to Section 12(b) of the Exchange Act, and Thomson has filed an Annual Report on Form 40-F with the Commission each financial year beginning with the year ended December 31, 2001. Thomson Shares are listed and traded on the TSX and the NYSE under the symbol

"TOC". Thomson's Series II Preference Shares are also listed and traded on the TSX, under the symbol "TOC.PR.B".

As of February 22, 2008, The Woodbridge Company Limited and other companies affiliated with it (collectively, "**Woodbridge**"), together beneficially owned an aggregate of 449,278,894 Thomson Shares representing approximately 70% of the outstanding Thomson Shares.

Approximately 90% of the average daily trading volume in Thomson Shares worldwide for the 12-month period ended February 22, 2008 took place on the TSX. The average daily trading volume of Thomson Shares during the four weeks ended February 22, 2008 was 1,454,381 Thomson Shares on the TSX and 173,761 Thomson Shares on the NYSE.

Thomson estimates that, as of February 22, 2008, less than 10% of the outstanding Thomson Shares were beneficially held by residents of the United States.

C. T-R PLC

T-R PLC will be a public limited company organized under the laws of England and Wales prior to the Reuters Scheme (as defined below). At present, T-R PLC exists as Thomson Reuters Limited, a private limited company organized under the laws of England and Wales owned by Thomson.

II. The Transaction

Reuters and Thomson announced the Transaction on May 15, 2007. On the following day, each company furnished a copy of the joint announcement under cover of a Form 6-K. The Transaction was subject to the satisfaction or waiver of required regulatory clearances from antitrust authorities, including in Europe and the United States. On February 21, 2008, Thomson and Reuters announced that the European Commission, the US Department of Justice and the Canadian Competition Bureau have given approval for the Transaction.

A. Overview

Reuters will effect the Transaction pursuant to a court-approved scheme of arrangement (the "**Reuters Scheme**") under Section 425 of the Companies Act 1985 of England and Wales (the "**Companies Act**") in which each Reuters Securityholder will receive 352.5 pence per share in cash (the "**Cash Consideration**")[2] and 0.16 of a T-R PLC Share in exchange for each existing Reuters Share (including those represented by Reuters ADSs), which will be cancelled. Thomson will fund the Cash Consideration, using proceeds from the sale of its Thomson Learning businesses as well as borrowings under a Thomson credit facility. Under the Reuters Scheme, T-R PLC will become the indirect parent of Reuters and therefore the publicly listed company at the top of the UK pillar of the DLC structure. The Reuters Scheme will require the approval of the Reuters Securityholders and sanction by the High Court of Justice of England and Wales (the "**English Court**").

Thomson will effect the Transaction under a plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (the "**Thomson Arrangement**") in which the existing Thomson Shares will remain outstanding. Under the Thomson Arrangement, Thomson (renamed Thomson Reuters Corporation) will remain the publicly listed company at the top of the Canadian pillar of the DLC structure. The Thomson Arrangement will require the approval of the shareholders of Thomson and the approval of the Ontario Superior Court of Justice. Woodbridge has irrevocably committed to vote its Thomson Shares in favor of the Thomson Arrangement; accordingly, the approval of the Thomson shareholders is assured.

As part of the Transaction, Thomson agreed to adopt and uphold, and Woodbridge agreed to support, the Reuters Trust Principles in relation to Thomson Reuters. Reuters Founders Share Company, which safeguards the Reuters Trust Principles, has resolved to support the Transaction.

(1) The DLC Structure

Under the DLC structure, shareholders of T-R Corp and T-R PLC will always vote together as a single decision-making body, except on specified matters involving the DLC structure with respect to which the interests of T-R Corp shareholders and T-R PLC shareholders may diverge and on procedural resolutions on which joint voting is not practicable. It is anticipated that, immediately after the Transaction, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53%; other Thomson Shareholders will have an interest of approximately 23%; and Reuters Securityholders will have an interest of approximately 24%.

Under the DLC structure, T-R Corp and T-R PLC will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational

[2] Holders of Reuters Shares who are not residents of the United States or New Zealand may elect to receive floating rate unsecured loan notes instead of all or part of the Cash Consideration (the "**Loan Note Option**").

documents. The boards of directors of T-R PLC and T-R Corp will be comprised of the same individuals, as will the companies' executive management. The two companies will pursue business objectives established by the companies' boards and management, who will evaluate these strategies and other operational decisions from the perspective of Thomson Reuters as a whole. Each company will guarantee all contractual obligations of the other company and other obligations as agreed. Moreover, a take-over bid or similar transaction will be required to be made for shares of both companies on an equivalent basis. Shareholders of T-R Corp and T-R PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The rights and privileges of shareholders of T-R PLC will be comparable to those of shareholders of T-R Corp, particularly taking into account the effects of the DLC structure, although their respective rights and privileges will differ in certain respects, not considered to be material, due to differences between UK law and regulations and Ontario law and regulations and between the organizational documents of the two companies.

See **Annex A-1** for a diagram showing the current structure of Reuters and Thomson and **Annex A-2** for a diagram showing the anticipated structure of Thomson Reuters.

(2) Public Disclosure About the Transaction and Thomson Reuters, and Post-Transaction Reporting

On February 29, 2008, in connection with the respective shareholder meetings of Reuters and Thomson to be held to obtain shareholder approval of the Reuters Scheme and the Thomson Arrangement (as to Reuters, the "**Reuters Shareholder Meetings**"), each of Reuters and Thomson mailed to its shareholders a circular containing, *inter alia*, the terms and conditions of the Reuters Scheme or the Thomson Arrangement, as applicable. These shareholder circulars contain parallel information about Reuters, T-R PLC, Thomson, Thomson Reuters and the Transaction that is substantially comparable to the information that would be required to be included (including via incorporation by reference) in a proxy statement pursuant to Section 14(a) of the Exchange Act. On February 29, 2008, Reuters and Thomson each furnished its shareholder circular to the Commission under Form 6-K.

On the first date on which T-R PLC Shares and T-R PLC ADSs commence trading, T-R PLC will file an annual report on Form 20-F for the fiscal year ended December 31, 2007 (the "**Successor 20-F**").[3] This Successor 20-F will contain

[3] Prior to the effective date of the Reuters Scheme, (1) Reuters will file with Companies House in the United Kingdom its statutory annual report and accounts for the 2007 fiscal

information about Reuters, T-R PLC, Thomson, Thomson Reuters and the Transaction, including:

- the historical financial information about Reuters that would be required to be included in a Form 20-F filed in respect of the 2007 fiscal year, including selected financial data, operating and financial review and prospects, disclosures about market risk, conclusions of the principal executive and financial officers of T-R PLC regarding the effectiveness of Reuters disclosure controls and procedures as of December 31, 2007 and a report by the management of Reuters in respect of Reuters internal control over financial reporting as of December 31, 2007;

- historical financial information about Thomson, including management's discussion and analysis, that would be required to be included in a Form 40-F filed in respect of the 2007 fiscal year;

- pro forma financial information about Thomson Reuters (giving effect to the Transaction as if it had occurred on January 1, 2007) presented in accordance with Canadian generally accepted accounting principles ("**Canadian GAAP**"), with a reconciliation to US generally accepted accounting principles ("**US GAAP**");

- the non-financial information about Reuters and Thomson that would be required to be included in a Form 20-F in respect of the 2007 fiscal year unless superseded by information presented about Thomson Reuters (described in the following bullet);

- information about Thomson Reuters, including a description of Thomson Reuters business, risk factors, board and senior management, corporate governance and share capital;

- information about the Transaction and the DLC structure, including a description of the agreements and organizational documents establishing the DLC structure;

---

year required by the Companies Act and will furnish that document to the Commission under cover of a Form 6-K; and (2) Thomson will file with the Commission its Form 40-F for the 2007 fiscal year.

- certifications required by Rules 13a-14(a) and (b) under the Exchange Act of the principal executive officer and principal financial officer of T-R PLC; and

- a statement that the class of T-R PLC Shares has been deemed to be registered under Section 12(b) of the Exchange Act by virtue of Rule 12g-3(c).

Following the Transaction, T-R Corp will continue to be a reporting issuer (or have equivalent status) in each of the Canadian provinces and will continue to be subject to continuous disclosure obligations under the securities legislation of each province. It will also continue to be subject to the information requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports and other information with the Commission. T-R PLC will have its primary listing on the Official List of the UK Listing Authority (the "**UKLA**") and will be subject to the Listing Rules and the Disclosure Rules and Transparency Rules applicable to companies with a primary listing on the LSE. Similarly to T-R Corp, T-R PLC will be subject to the information requirements of the Exchange Act. To the extent permitted under applicable laws, T-R Corp and T-R PLC will file all disclosure documents and any reports, statements or other information with the Canadian securities regulators, the UKLA and the Commission on a joint basis. For each fiscal year from and after the fiscal year ending on December 31, 2008, T-R Corp and T-R PLC will prepare a joint annual report, to be filed on Form 40-F by T-R Corp and on Form 20-F by T-R PLC, that will contain the financial and other information about Thomson Reuters that would be required to be included in a Form 20-F filed by Thomson Reuters. The joint T-R Corp and T-R PLC annual report for the fiscal year ending on December 31, 2008 will comply fully with Item 15 of Form 20-F as it applies to companies that are not newly public.

The primary financial statements for Thomson Reuters shareholders will be the consolidated financial statements of T-R Corp. Those statements will account for T-R PLC as a subsidiary. They will be presented in accordance with Canadian GAAP and will include a reconciliation to US GAAP and a voluntary reconciliation to International Financial Reporting Standards as adopted by the European Union ("**IFRS**"). Thomson and Reuters intend to present Thomson Reuters financial statements in accordance with IFRS as soon as permitted by regulatory authorities in Canada. Thomson Reuters financial statements will be presented in US dollars.

To comply with European Union and UK regulatory and filing requirements, T-R PLC will also publish its own consolidated financial statements (excluding T-R Corp and its subsidiaries) prepared in accordance with IFRS and presented in British pounds sterling or US dollars.

B. Share Capital of T-R PLC After the Reuters Scheme

Based on Reuters' current issued share capital, 202,388,692 T-R PLC Shares (including those represented by T-R PLC ADSs) will be issued to Reuters Securityholders pursuant to the Reuters Scheme. Immediately after the Reuters Scheme becomes effective, 100% of the T-R PLC Shares (including those represented by T-R PLC ADSs) will be held by the former Reuters Securityholders.

The issuance of T-R PLC Shares pursuant to the Reuters Scheme will be exempt from registration under the Securities Act by virtue of Section 3(a)(10) thereof as part of a court-approved reorganization. The Reuters Scheme will comply with the conditions set forth in Revised Staff Legal Bulletin No. 3 (October 20, 1999).[4] T-R PLC ADSs will be registered on a Form F-6.

In addition to T-R PLC Shares, the Articles of Association of T-R PLC (the "**T-R PLC Articles**") will include provisions relating to a T-R PLC Founders Share and a T-R PLC Special Voting Share. The T-R PLC Founders Share will be held by Reuters Founders Share Company and will have extraordinary voting powers similar to those of the Reuters Founders Share described above. The T-R PLC Special Voting Share will be held and voted by the Thomson Reuters PLC Special Voting Share Trust (the "**T-R PLC Special Voting Share Trust**") and will facilitate the voting of T-R PLC and T-R Corp shareholders as a single decision-making body, as described below.

Immediately after the Reuters Scheme becomes effective, T-R PLC will apply to the English Court for an order pursuant to Section 137 of the Companies Act to reduce its capital in order to create distributable reserves for future dividends.

C. Adoption of the Reuters Trust Principles by Thomson Reuters

In order to proceed with the Transaction, Thomson and Reuters were required to seek the support of Reuters Founders Share Company. On May 15, 2007, Reuters Founders Share Company resolved to support the Transaction, subject to the implementation of specified terms by Thomson, Woodbridge and Reuters. Those terms required that:

- each of T-R Corp and T-R PLC covenant to use its best endeavors to ensure that the Reuters Trust Principles as applied to Thomson Reuters will be complied with;

[4] We are not requesting the Staff's confirmation of the availability of the Section 3(a)(10) exemption for the issuance of the T-R PLC Shares.

- the articles of incorporation of Thomson (as amended, the "**T-R Corp Articles**") and the T-R PLC Articles contain provisions to safeguard the Reuters Trust Principles on a basis that, after giving effect to the Transaction, corresponds to the principal protections currently contained in the Reuters Articles;

- each of T-R Corp and T-R PLC issue to Reuters Founders Share Company a share with extraordinary voting powers similar to those of the Reuters Founders Share currently held by Reuters Founders Share Company, as described above; and

- Woodbridge undertake to use its best endeavors as a shareholder to support the Reuters Trust Principles in relation to Thomson Reuters and exercise its voting rights to give effect to this support.

Reuters Founders Share Company has confirmed that the specified terms of its support for the Transaction have been implemented, or as of the effective date of the Reuters Scheme will be implemented, to its satisfaction. In addition, Reuters Founders Share Company, as holder of the Reuters Founders Share, has given its irrevocable consent to, and has irrevocably agreed to be bound by, the Reuters Scheme and has undertaken not to exercise any voting rights attached to the Reuters Founders Share to defeat the resolutions to approve the Reuters Scheme and the Transaction.

D. Equalization Principles

T-R PLC and T-R Corp will enter into an equalization and governance agreement (the "**Equalization and Governance Agreement**") that will require that T-R PLC and T-R Corp observe certain principles to ensure that the economic and voting rights of holders of T-R PLC Shares and T-R Corp Shares are equivalent.

A ratio (the "**Equalization Ratio**") will determine the economic and voting interests represented by a T-R PLC Share relative to the economic and voting interests represented by a T-R Corp Share and underpin the relationship of the two companies. Initially, the Equalization Ratio will be 1:1, and as a result, one T-R PLC Share will have the same rights to distributions of income and capital and voting rights as one T-R Corp Share. Subsequently, the Equalization Ratio would change only in order to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one T-R PLC Share relative to a holder of one T-R Corp Share under circumstances described under Section II.F below. Thomson and Reuters do not anticipate any change being made to the Equalization Ratio.

E. Dividends and Distributions

Any dividends declared on T-R PLC Shares and T-R Corp Shares will take into account all factors that the Thomson Reuters Board considers relevant from the perspective of Thomson Reuters, including its available cash flow, financial condition and capital requirements.

If T-R Corp declares or pays a cash dividend to its shareholders, then T-R PLC must declare and pay to its shareholders a cash dividend in an equivalent amount per share. The equivalent cash dividend will be calculated before deduction of any withholding taxes or tax payable by or on behalf of, and disregarding any tax benefit available to, a shareholder of Thomson Reuters. T-R PLC may not declare or pay a cash dividend unless T-R Corp first declares or pays a cash dividend. If T-R PLC has insufficient profits or is otherwise unable to pay the equivalent cash dividend, T-R Corp and T-R PLC will, as far as practicable, enter into such transactions as are necessary so as to enable T-R PLC to pay such dividend.

Likewise, if T-R Corp distributes any capital or income in respect of its shares in any form other than cash, T-R PLC must make equivalent distributions to its shareholders. T-R PLC may not make any distribution of capital or income or take any other action that would provide a holder of a T-R PLC Share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions, as defined below) or which would otherwise disadvantage a holder of a T-R Corp Share relative to a holder of a T-R PLC Share other than as a matching action (as discussed below).

F. Matching Actions

If T-R Corp takes any action, other than declaring or paying a cash dividend, that would provide a holder of T-R Corp Shares with an economic benefit or an adjustment to its voting rights in relation to Joint Electorate Actions or that would otherwise disadvantage a holder of a T-R PLC Share relative to a holder of a T-R Corp Share, then,

- T-R PLC must undertake a matching action to ensure that the economic benefits and voting rights of a holder of one T-R PLC Share relative to a holder of one T-R Corp Share are maintained in proportion to the then prevailing Equalization Ratio; or

- an appropriate adjustment to the Equalization Ratio must be made to ensure that there is equitable treatment (taking into account the then prevailing Equalization Ratio) for a holder of one T-R PLC Share relative to a holder of one T-R Corp Share, unless the board of directors of each company determines that the benefit to holders of T-R Corp Shares is de minimis or the costs of doing so would be disproportionate to the benefits that would be realized by holders of T-R PLC Shares. The boards are required to take into account the effect of all prior unadjusted actions in deciding whether a matching action, an adjustment to the Equalization Ratio or approval as a Class Rights Action is appropriate and if any adjustment is made, it must take into account all such prior unadjusted actions.

T-R PLC may not make any distribution of capital or income or take any other action that would provide a holder of T-R PLC Shares with an economic benefit or an adjustment to its voting rights in relation to Joint Electorate Actions or that would otherwise disadvantage a holder of a T-R Corp Share relative to a holder of a T-R PLC Share other than as a matching action.

G. Voting Arrangements

Shareholders of T-R Corp and T-R PLC will always vote together as a single decision-making body, except in respect of Class Rights Actions and/or procedural resolutions as described below.

On all matters other than those which constitute Class Rights Actions or matters that are procedural or technical in nature, the shareholders of both T-R PLC and T-R Corp will vote together as a single decision-making body. These matters are referred to in this letter as "**Joint Electorate Actions**" and include (1) resolutions relating to the appointment, election, removal and re-election of directors, (2) to the extent required by applicable laws, the receipt or adoption of financial statements, (3) a change of name of T-R Corp or T-R PLC, and (4) the appointment or removal of auditors.

On specified matters involving the DLC structure with respect to which the interests of T-R Corp shareholders and T-R PLC shareholders may diverge, the shareholders of each company will vote separately. These matters are referred to in this letter as "**Class Rights Actions**" and include (1) the voluntary liquidation of T-R PLC or T-R Corp, (2) any action that could result in an adjustment to the Equalization Ratio, other than in accordance with the Equalization or Governance Agreement, or (3) any amendment to, or termination of, the definitive documents giving effect to the DLC structure.

Procedural or technical resolutions will not constitute either Joint Electorate Actions or Class Rights Actions and will be voted on separately by the relevant Thomson Reuters PLC shareholders or Thomson Reuters Corporation shareholders. Such procedural resolutions include any resolution:

- that certain people be allowed to attend or be excluded from attending a meeting;

- that discussion be closed and a question put to a vote (provided no amendments have been raised);

- that a question under discussion not be put to a vote;

- to proceed with matters in an order other than that set out in the notice of a meeting;

- to adjourn a debate (for example, to a subsequent meeting); and

- to adjourn a meeting.

The voting interests represented by an individual share in one company relative to the voting interests of an individual share in the other company will be determined by reference to the Equalization Ratio. One T-R PLC Share will initially have voting rights equivalent to those of one T-R Corp Share. Subsequently, the Equalization Ratio would change only in order to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one T-R PLC Share relative to a holder of one T-R Corp Share under circumstances described under Section II.F above. Thomson and Reuters do not anticipate any change being made to the Equalization Ratio.

To effect the voting arrangements described above, each of T-R Corp and T-R PLC will issue a Special Voting Share, each of which will be held by a trustee. The trustee holding the Special Voting Share of T-R Corp will vote that Special Voting Share at T-R Corp shareholders' meetings in accordance with the voting results recorded at the parallel T-R PLC shareholders' meeting. The trustee holding the Special Voting Share of T-R PLC will vote that Special Voting Share at T-R PLC shareholders' meetings in accordance with the voting results recorded at the parallel T-R Corp shareholders' meeting.

H. Cross-Guarantees and Insolvency

T-R PLC and T-R Corp will each guarantee all contractual obligations of the other company and other obligations as agreed to by the companies.

Creditors of T-R PLC and T-R Corp entitled to the benefit of the guarantees will, to the extent possible, be placed in the same position as if the obligations were owed by Thomson Reuters. In light of these guarantees, each of T-R PLC and

T-R Corp will be exposed to the credit risk of the other. Accordingly, it is anticipated that both companies will have the same credit rating.

In the event that T-R PLC is, or is likely to become, insolvent, T-R Corp must seek to ensure that the economic returns made or otherwise available to a holder of T-R PLC Shares relative to the economic returns available to a holder of T-R Corp Shares are in due proportion having regard to the Equalization Ratio ("**Economic Equivalence**").

In that event, T-R Corp will have the right either to offer T-R Corp Shares to T-R PLC shareholders *pro rata* to their holdings of T-R PLC Shares in consideration for such T-R PLC Shares, or to make a payment to holders of T-R PLC Shares, in either case in such amount and in such proportion to ensure that Economic Equivalence is achieved. If T-R Corp does not exercise this right, T-R Corp must pay the costs and expenses of liquidation and make payments to the proven creditors of T-R PLC and then to T-R PLC, such that Economic Equivalence is achieved.

If both T-R Corp and T-R PLC are insolvent, and if T-R Corp has surplus assets available for distribution to T-R Corp shareholders after the payment of all debts, then T-R Corp will pay to the holders of T-R PLC ordinary shares a liquidation distribution which is equivalent on a per share basis in accordance with the Equalization Ratio.

I. Equivalent Treatment in Relation to Takeovers

Thomson and Reuters believe that it is essential to the implementation and operation of the DLC structure that holders of T-R Corp Shares and T-R PLC Shares be treated on an equivalent basis with respect to any takeover bid or similar transaction for such shares. Accordingly, the organizational documents of each company and the Equalization and Governance Agreement will include provisions that are intended to impede a person from making a takeover bid or similar transaction for shares of one company without also making an equivalent takeover bid or similar transaction for shares of the other company.

J. Employee Benefit Matters

The issuance of Reuters Shares and other employee benefit plan interests under certain stock option, stock purchase, incentive plans and other compensation and benefit plans maintained by Reuters (the "**Existing Plans**") is currently registered on Form S-8.

Options and awards outstanding under the Existing Plans will generally vest and become fully exercisable when the Reuters Scheme is sanctioned by the English

Court. Reuters Shares issued before the record time for the Reuters Scheme (the "**Record Time**") upon the exercise of options and awards granted under the Existing Plans will be subject to the Reuters Scheme. After the Record Time, if a participant exercises an option or award granted under the Existing Plans, it is proposed that the participant would receive T-R PLC Shares and Cash Consideration on the same terms as provided under the Reuters Scheme (except that there will be no entitlement to elect for the Loan Note Option). No additional awards will be made under the Existing Plans following completion of the Transaction.

Thomson's existing equity-based compensation plans for its officers and employees consist of a stock incentive plan, a phantom stock plan, a deferred compensation plan, two employee stock purchase plans and its U.S. employees' 401(k) retirement savings plan. Thomson also maintains a share plan for its non-employee directors. In connection with the Transaction, all of these plans (other than the U.S. employees' 401(k) retirement savings plan) will be amended and restated and adopted by each of T-R Corp and T-R PLC to be the Thomson Reuters Plans. The amendments will, among other things, provide flexibility for awards under the Thomson Reuters Plans to be valued by reference to, or otherwise based on, either T-R Corp Shares or T-R PLC Shares. It is intended that awards under the Thomson Reuters Plans will, where possible, be valued by reference to, or otherwise be based on, T-R Corp Shares. Existing awards under Thomson's equity compensation plans will remain outstanding following completion of the Transaction, and will be unaffected by the Transaction (ignoring any consequential effects of the amendments being made to the plans to accommodate the DLC structure).

K. Post-Closing Transactions

The capital of Thomson Reuters will be deployed and managed in a way which the Thomson Reuters Board considers most beneficial to Thomson Reuters. Assets of Thomson Reuters will be owned, directly or indirectly, by whichever of T-R PLC or T-R Corp is determined to be most efficient and appropriate under the then prevailing circumstances. Thomson Reuters assets may accordingly be owned, directly or indirectly, from time to time by T-R PLC or T-R Corp or by the two companies. Under the DLC structure, transfers of assets within Thomson Reuters may be made from time to time. Such transfers will be considered to be in the ordinary course of business and may be made without the approval of shareholders.

In order to facilitate the ongoing efficient cash management and operation of the Thomson Reuters business, T-R Corp and T-R PLC intend to implement an initial, substantial reorganization of their assets following the Transaction. This reorganization would include subsidiaries of T-R Corp transferring certain of their assets to subsidiaries of T-R PLC and subsidiaries of T-R Corp acquiring debt and minority share interests in certain subsidiaries of T-R PLC. In addition, subsidiaries of T-R PLC would transfer certain of their assets to subsidiaries of T-R Corp and subsidiaries of T-R PLC would acquire debt and/or a minority share interest in certain subsidiaries of T-R Corp.

III. T-R PLC's Successor Issuer Status under Rule 12g-3

A. Relief Requested

We request on behalf of Reuters and T-R PLC that the Staff confirm that the class of T-R PLC Shares issued to Reuters Securityholders upon the effectiveness of the Reuters Scheme shall be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 promulgated thereunder, and that T-R PLC may satisfy the requirements of Rule 12g-3 by indicating on a Report of Foreign Issuer on Form 6-K furnished to the Commission in connection with the Transaction that the T-R PLC Shares are registered under Section 12(b) of the Exchange Act.

B. Discussion

We believe that the T-R PLC Shares to be issued to Reuters Securityholders pursuant to the Reuters Scheme should be deemed registered under Section 12(b) of the Exchange Act by virtue of Rule 12g-3(c) under the Exchange Act.

As a preliminary matter, we note that T-R PLC will become a new holding company for Reuters in order to distribute the Cash Consideration to Reuters Securityholders in an efficient manner under UK tax law and to create distributable reserves under Section 137 of the Companies Act for the payment of future dividends to T-R PLC securityholders. Had Reuters elected to forgo the UK tax benefits afforded by the holding company structure and to defer the creation of distributable reserves until a later date, Reuters could have implemented the DLC structure and completed the Transaction without a new holding company. In that event, the holding company reorganization implemented at such later date would have been equivalent to the reorganization effected by Reuters' predecessor, Reuters Holdings PLC, via a scheme of arrangement in order to create additional distributable reserves, and in respect of which the Staff granted analogous successor issuer relief under Rule 414 of the Securities Act. See Reuters Holding PLC (February 17, 1998).

(1) Rule 12g-3(c)

Rule 12g-3(c) provides that where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, are issued to the holders of any classes of securities of two or more other issuers that are each registered pursuant to Section 12 of the Exchange Act, the class of securities so received shall be deemed registered under the same paragraph of Section 12 of the Exchange Act.

As discussed above, the Transaction will be implemented by way of a DLC structure in order to allow Reuters Securityholders to continue to hold shares of a UK publicly listed company included in the FTSE UK series of indices. If the Transaction were implemented by way of a transaction structure in which a new holding company became the parent of each of Reuters and Thomson, the Transaction would fit squarely within Rule 12g-3(c).[5] From the perspective of Reuters Securityholders, we believe that the Transaction will be equivalent in governance and economic terms to a business combination of T-R PLC and T-R Corp by way of a holding company transaction structure. Under the DLC structure, T-R Corp and T-R PLC will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Shareholders of T-R Corp and T-R PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that

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[5] See *Royal Dutch Petroleum Company, N.V.* (May 17, 2005) ("**Royal Dutch**") (in which the Staff granted successor issuer relief where two publicly traded companies (one Dutch, one UK) formalized what had previously operated as a "virtual" unified economic entity through a DLC structure by each becoming a wholly owned subsidiary of a new holding company through a share exchange). See also *ConocoPhillips* (August 23, 2002) (relating to a merger of two companies through conversion of shares in the existing companies into shares of a new holding company); *Kerr-McGee Corporation* (July 31, 2001) (relating to a reorganization into a holding company structure followed by a merger of a subsidiary with another company, with merger consideration to be paid in cash or stock at the election of each stockholder); *AOL Time Warner Inc.* (November 15, 2000) (relating to a merger of two companies through conversion of shares in the existing companies into shares in a new holding company); *NSTAR* (July 29, 1999) (relating to a merger of two companies into wholly owned subsidiaries of a new business trust holding entity, with merger consideration to be paid in cash or stock at the election of each stockholder); *Texas Utilities Company* (June 4, 1997) (relating to a merger of two companies through conversion of shares in the existing companies into shares in a new holding company); *Time Warner Inc.* (October 10, 1996) ("**Time Warner III**") (relating to a merger of two companies through conversion of shares in the existing companies into shares in a new holding company); *Allegheny Teledyne, Inc.* (August 30, 1996) (relating to a merger of two companies through conversion of shares in the existing companies into shares in a new holding company); *Avantor Financial Corporation* (March 29, 1990) (relating to a merger of two companies through an exchange of shares in the existing companies with shares in a new holding company); and *Shawmut National Corp.* (April 4, 1988) (relating to a merger of two companies through conversion of shares in the existing companies into shares in a new holding company).

are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. In particular, under the DLC structure:

- the boards of directors of T-R PLC and T-R Corp will be comprised of the same individuals, as will the companies' executive management;
- T-R PLC and T-R Corp will pursue business objectives established by the companies' boards and management, who will evaluate these strategies and other operational decisions from the perspective of Thomson Reuters as a whole;
- if T-R Corp declares or pays a cash dividend to its shareholders, then T-R PLC must declare and pay to its shareholders a cash dividend in an equivalent amount per share, and any dividends declared on T-R PLC Shares and T-R Corp Shares will take into account all factors that the Thomson Reuters Board considers relevant from the perspective of Thomson Reuters, including its available cash flow, financial condition and capital requirements;
- shareholders of the two companies will always vote together as a single decision-making body, except on specified matters involving the DLC structure with respect to which the interests of T-R Corp shareholders and T-R PLC shareholders may diverge and on procedural resolutions on which joint voting is not practicable, as described above;
- to the extent permitted under applicable laws, T-R Corp and T-R PLC will file all disclosure documents and any reports, statements or other information on a joint basis, including a joint annual report that will contain the information about Thomson Reuters that would be required to be included in a Form 20-F filed by Thomson Reuters;
- the primary financial statements for Thomson Reuters shareholders will be the consolidated financial statements of T-R Corp, and those statements will account for T-R PLC as a subsidiary;
- each company will guarantee all contractual obligations of the other company and other obligations as agreed; and
- in other key areas, including takeover bids and corporate governance, the DLC structure accommodates the laws and regulations of the

different applicable jurisdictions, primarily Canada, the United Kingdom and the United States.

Thus, we believe that, by virtue of Rule 12g-3(c), the class of T-R PLC Shares to be issued in exchange for already-registered Reuters Shares should be deemed registered under Section 12(b) of the Exchange Act.

In our view, treating T-R PLC as a new registrant rather than a successor issuer would not further the investor protection policy objectives of the Securities Act and the Exchange Act, which seek to ensure, among other things, that information concerning issuers has been available for a period of time sufficient to enable those purchasing securities to have had an opportunity to examine that information adequately. Reuters has filed an Annual Report on Form 20-F with the Commission in respect of each financial year beginning with the year ended December 31, 1984, and Thomson has filed an Annual Report on Form 40-F with the Commission in respect of each financial year beginning with the year ended December 31, 2001. In connection with the Reuters Shareholder Meetings, Reuters has mailed to Reuters Securityholders and furnished to the Commission under Form 6-K a shareholder circular that contains information about Reuters, T-R PLC, Thomson, Thomson Reuters and the Transaction that is substantially comparable to the information that would be required to be included in a proxy statement pursuant to Section 14(a) of the Exchange Act. Assuming completion of the Transaction, on the first date on which T-R PLC Shares and T-R PLC ADSs commence trading, T-R PLC will file the Successor 20-F containing information about Reuters, T-R PLC, Thomson, Thomson Reuters and the Transaction that will be substantially comparable to the information that would have been disclosed in a registration statement on Form 20-F filed by T-R PLC or a registration statement on Form F-4 filed by Thomson and Reuters had they effected the Transaction by way of a holding company merger (subject, in each case, to the Thomson historical financial information meeting the requirements of Form 40-F rather than Form 20-F). After completion of the Transaction, T-R PLC will be and T-R Corp will remain subject to the informational requirements of the Exchange Act. For each fiscal year from and after the fiscal year ending on December 31, 2008, T-R Corp and T-R PLC will prepare a joint annual report, to be filed on Form 40-F by T-R Corp and on Form 20-F by T-R PLC, that will contain the financial and other information about Thomson Reuters that would be required to be included in a Form 20-F filed by Thomson Reuters.

IV. Availability of Form S-8

A. Relief Requested

We request on behalf of Reuters and T-R PLC that the Staff confirm that, after completion of the Transaction, employees of T-R PLC and its subsidiaries may be treated as employees of T-R Corp, and employees of T-R Corp and its subsidiaries may be treated as employees of T-R PLC, for the purpose of any registration statement on Form S-8 that may be filed jointly by T-R Corp and T-R PLC to register the issuance of T-R Corp Shares or T-R PLC Shares to them pursuant to the Thomson Reuters Plans.

B. Discussion

As stated above, T-R Corp and T-R PLC will operate as a unified group, and employees will effectively work for the benefit of Thomson Reuters regardless of whether their formal employer is T-R Corp, T-R PLC or one of their subsidiaries. The Thomson Reuters Plans provide for awards under these plans to be valued by reference to, or otherwise based on, either T-R Corp Shares or T-R PLC Shares, and T-R Corp and T-R PLC would like the flexibility to make awards based on the shares of one pillar of the DLC structure or the other regardless of whether an employee is at the time of the award formally employed by T-R Corp, T-R PLC or one of their subsidiaries.

Pursuant to General Instruction A.1(a) to Form S-8, a registrant may only use Form S-8 to register the issuance of its securities under an employee benefit plan to persons who are its "employees" within the meaning of Form S-8. Absent the requested relief, because a person formally employed by T-R PLC or one of its subsidiaries would not technically be employed by T-R Corp and vice versa, Form S-8 may not be used by T-R PLC to register the issuance of T-R PLC Shares to an employee of T-R Corp or its subsidiaries, or by T-R Corp to register the issuance of T-R Corp Shares to an employee of T-R PLC or its subsidiaries.

We believe that T-R Corp and T-R PLC should be permitted to file joint registration statements on Form S-8 to register the issuance of T-R Corp Shares to employees of T-R PLC and its subsidiaries, on the one hand, and the issuance of T-R PLC Shares to employees of T-R Corp and its subsidiaries pursuant to the Thomson Reuters Plans, on the other hand. We believe the purposes behind General Instruction A.1(a) would be served by this because, as a result of the DLC structure and consistent with the accounting for T-R PLC as a subsidiary of T-R Corp in the primary consolidated financial statements of Thomson Reuters, irrespective of whether those employees are formally employed by T-R Corp, T-R PLC or one of their subsidiaries, they will be the employees of the Thomson Reuters unified group.

V. Forms F-3, F-4 and S-8 Generally

A. Relief Requested

We request on behalf of Reuters and T-R PLC that the Staff confirm that, after the completion of the Transaction, T-R PLC may include the prior activities and status of Reuters in determining whether T-R PLC meets the eligibility requirements for the use of Forms F-3, F-4 and S-8.

B. Discussion

General Instruction I.A.4 to Form F-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form F-3 set forth in General Instruction I.A.1, 2 and 3 to Form F-3 if:

(1) Its predecessor and it, taken together, meet such conditions, the succession was primarily for the purpose of forming a holding company and the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor; or

(2) If all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.

Reuters currently meets the conditions for use of Form F-3 and F-4 and expect to do so through to the effectiveness of the Reuters Scheme.[6] Accordingly, upon effectiveness of the Reuters Scheme, T-R PLC should be entitled to take into account the activities and status of Reuters prior to the Reuters Scheme becoming effective in determining whether T-R PLC is eligible to use Form F-3, and in determining whether T-R PLC "meets the requirements for use of Form F-3" as such phrase is used in Form F-4 and, assuming compliance with its Exchange Act reporting obligations, T-R PLC should be eligible immediately upon effectiveness of the Reuters Scheme to use Forms F-3 and F-4. The Staff has taken similar positions with respect to the eligibility for use of Forms S-3 and S-4 in the context of analogous situations involving mergers or reorganizations.[7]

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[6] See *Royal Dutch*, supra; *ConocoPhillips*, supra; *AOL Time Warner, Inc.*, supra; *Avantor Financial Corporation*, supra; and *Shawmut National Corp.*, supra.

[7] See *Duke Energy Corporation* (March 30, 2006); *Royal Dutch*, supra; *Friedman, Billings, Ramsey Group Inc.* (March 25, 2003) ("***Friedman***") (relief was granted with respect to successor issuer status pursuant to Rule 12g-3(c) under the Exchange Act); *ConocoPhillips*, supra; *Kerr-McGee Corporation*, supra; *AOL Time Warner*, supra; *AmerUs Life Holdings, Inc.* (July 24, 2000) (relating to a demutualization pursuant to which members whose membership interests were extinguished received stock in the new company, cash or policy credits; relief was granted with respect to successor issuer status under Rule 12g-3(a) of the Exchange Act and for purposes of Rule 414 under the Securities Act); *NSTAR*, supra; *Texas Utilities Company*, supra; *Time Warner III*, supra; *Pennsylvania Power & Light Company* (March 3, 1995) (relating to a reorganization into a holding company structure through an exchange of shares in the existing company with shares in a new holding company; relief was granted with respect to successor issuer status for purposes of Rule 414 under the Securities Act); *Consolidated Rail Corporation* (March 17, 1993) (relating to a reorganization into a holding company structure through

Upon effectiveness of the Reuters Scheme, T-R PLC should be entitled to rely on the prior activities and annual reports of Reuters in determining whether it shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8. The Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 following a succession transaction to register the issuance of shares pursuant to assumed employee benefit plans.[8]

VI. Availability of Rule 144

A. Relief Requested

We request on behalf of Reuters and T-R PLC that the Staff confirm that, for purposes of Rule 144 under the Securities Act, T-R PLC, upon completion of the Transaction, may include the prior reporting history of Reuters in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act.

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an exchange of shares in the existing company with shares in a new holding company; relief was granted with respect to successor issuer status for purposes of Rule 414 under the Securities Act); *Par Pharmaceutical, Inc.* (June 19, 1991) (relating to a reorganization into a holding company structure through conversion of shares in the existing company into shares in a new holding company; relief was granted with respect to successor issuer status for purposes of Rule 414 under the Securities Act); *Adolph Coors Company* (March 30, 1990) (relating to a reorganization into a holding company structure through an exchange of shares in the existing company with shares in a new holding company; relief was granted with respect to successor issuer status for purposes of Rule 414 under the Securities Act); *Union Carbide Corporation* (March 3, 1989) (relating to a reorganization into a holding company structure through an exchange of shares in the existing company with shares in a new holding company; relief was granted with respect to successor issuer status for purposes of Rule 414 under the Securities Act); and *W.R. Grace & Co.* (July 25, 1988) (relating to a reorganization into a holding company structure through conversion of shares in the existing company into shares in a new holding company; relief was granted with respect to successor issuer status for purposes of Rule 414 under the Securities Act).

[8] See, e.g., *Duke Energy Corporation*, supra; *Royal Dutch*, supra; *Friedman*, supra; *ConocoPhillips*, supra; *Kerr-McGee Corporation*, supra; *AOL Time Warner*, supra; *NSTAR*, supra; *Texas Utilities Company*, supra; and *Time Warner III*, supra.

B. Discussion

Rule 144 under the Securities Act provides a safe harbor exemption from the registration requirements of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the Rules are satisfied. Rule 144(c)(1) requires that the issuer either (a) have securities registered pursuant to Section 12 of the Exchange Act, which have been subject to the reporting requirements of Section 13 of the Exchange Act for a period of at least 90 days preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale or (b) have securities registered pursuant to the Securities Act, have been subject to the reporting requirements of Section 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale. Rule 144(c) requires that current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule.

The availability of the resale safe harbors under Rule 144 is predicated in large part on the issuer having an Exchange Act information reporting history and being in current compliance with the reporting requirements of that Act. We believe that this policy consideration will be satisfied because Reuters and Thomson have been subject to, and have complied with, the reporting requirements of Section 13 of the Exchange Act for many years.[9] Specifically, Reuters has filed an Annual Report on Form 20-F with the Commission in respect of each financial year beginning with the year ended December 31, 1984, and Thomson has filed an Annual Report on Form 40-F with the Commission in respect of each financial year beginning with the year ended December 31, 2001. In connection with the Reuters Shareholder Meetings, Reuters has mailed to Reuters Securityholders and furnished to the Commission under Form 6-K a shareholder circular that contains information about Reuters, T-R PLC, Thomson, Thomson Reuters and the Transaction that is substantially comparable to the information that would be required to be included in a proxy statement pursuant to Section 14(a) of the Exchange Act. Assuming completion of the Transaction, on the first date on which T-R PLC Shares and T-R PLC ADSs commence trading, T-R PLC will file the Successor 20-F containing information about Reuters, T-R PLC, Thomson, Thomson Reuters and the Transaction that will be substantially comparable to the information that would have been disclosed in a registration statement on Form 20-F filed by T-R PLC or a

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[9] See *Duke Energy Corporation*, supra; *Friedman*, supra; *Royal Dutch*, supra; *ConocoPhillips*, supra; *Kerr-McGee Corporation*, supra; *AOL Time Warner, Inc.*, supra; *NSTAR*, supra; *Texas Utilities Company*, supra; *Time Warner III*, supra; *Allegheny Teledyne, Inc.*, supra; and *Avantor Financial Corporation*, supra.

registration statement on Form F-4 filed by Thomson and Reuters had they effected the Transaction by way of a holding company merger (subject, in each case, to the Thomson historical financial information meeting the requirements of Form 40-F rather than Form 20-F). After completion of the Transaction, T-R PLC will be and T-R Corp will remain subject to the informational requirements of the Exchange Act. For each fiscal year from and after the fiscal year ending on December 31, 2008, T-R Corp and T-R PLC will prepare a joint annual report, to be filed on Form 40-F by T-R Corp and on Form 20-F by T-R PLC, that will contain the financial and other information about Thomson Reuters that would be required to be included in a Form 20-F filed by Thomson Reuters.

VII. Section 4(3) Prospectus Delivery Requirement and Rule 174(b)

A. Relief Requested

We request on behalf of Reuters and T-R PLC that the Staff confirm that T-R PLC may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the exemption provided by Rule 174(b) under the Securities Act from the prospectus delivery requirements of Section 4(3) of the Securities Act.

B. Discussion

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. As noted earlier, Reuters is a reporting company under the Exchange Act. Since T-R PLC will become Reuters' indirect parent, and will be the successor to Reuters, T-R PLC should be exempt from the prospectus delivery requirements of Section 4(3) of the Securities Act by reason of Rule 174(b). The Staff has taken similar positions with respect to Section 4(3) in the context of analogous situations involving mergers or reorganizations.[10]

* * * * *

If for any reason the Staff does not concur with the views stated in this letter or is unable to grant the relief requested hereby, we respectfully request the

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[10] See *Royal Dutch*, supra; *Duke Energy Corporation*, supra; *Friedman*, supra; *AOL Time Warner Inc.*, supra; *NSTAR*, supra; *Texas Utilities Company*, supra; *Time Warner III*, supra; *Allegheny Teledyne, Inc.*, supra; *Pennsylvania Power & Light*, supra; *Consolidated Rail Corporation*, supra; *Adolph Coors Company*, supra; *Union Carbide Corporation*, supra; and *The North American Coal Corp.* (May 5, 1986).

opportunity to discuss by telephone any questions or comments members of the Staff may have before any written response to this letter is issued. Please do not hesitate to contact me at (212) 310-8698 or Ellen J. Odoner at (212) 310-8438 with your questions, comments or requests for additional information.

In accordance with Securities Act Release No. 33-6269, seven additional copies of this letter are enclosed.

Sincerely,

Danielle D. Do

Danielle D. Do

cc: Nancy C. Gardner
Executive Vice President, Global Head of Compliance
& General Counsel, Americas
Reuters

Ellen J. Odoner
Catherine T. Dixon
Weil, Gotshal & Manges LLP

Elizabeth Holden
Slaughter and May

Marc E. Gold
Associate General Counsel
The Thomson Corporation

Andrew J. Beck
Cornell C.V. Wright
Torys LLP

Eric Shube
Allen & Overy

The diagram below outlines the current structure of Thomson and Reuters before completion of the Transaction.


common shares
ordinary shares(3)
Reuters Founders Share

Notes:

(1) Includes Woodbridge, which, as of February 22, 2008, beneficially owned approximately 70% of the outstanding Thomson Shares.

(2) In addition to Thomson Shares, Thomson had 6,000,000 Series II Preference Shares issued and outstanding as of February 22, 2008.

(3) Includes Reuters ADSs, each of which represents six Reuters Shares.

Annex A-2

The diagram below outlines the anticipated structure of Thomson Reuters that will be in place shortly after completion of the Transaction.


Special voting share
Special voting share
Reuters Founders Share
Reuters Founders Share
Equalization and Governance Agreement
Cross-Guarantees

Notes:

(1) Includes Woodbridge, which, as of February 22, 2008, beneficially owned approximately 70% of the outstanding Thomson Shares.

(2) T-R Corp will continue to have 6,000,000 Series II Preference Shares issued and outstanding following the Transaction. No changes are being made to the terms of those shares in connection with the Transaction.

(3) Each of the T-R Corp and T-R PLC Special Voting Shares will be held by a trustee.

(4) Includes T-R PLC ADSs, each of will represent six T-R PLC Shares.

(5) Reuters Group Limited will be an indirect wholly owned subsidiary of T-R PLC (except for Reuters Shares held by an employee benefit trust).

(6) Reflects the initial asset reorganization that T-R Corp and T-R PLC intend to implement following the Transaction. T-R Corp and T-R PLC may carry out other reorganizations of their assets from time to time in the ordinary course of business.